

March 1, 2013

<u>Via E-mail</u>
Eduardo Ávila Zaragoza
Chief Accounting Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicolás, 4
48005 Bilbao
Kingdom of Spain

  Re: Banco Bilbao Vizcaya Argentaria, S.A.
     Form 20-F for the Fiscal Year Ended December 31, 2011
     Filed April 26, 2012
     Response filed September 20, 2012
     File No. 001-10110

Dear Mr. Zaragoza:

  We have reviewed your response to our letter dated July 31, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2011</u>

<u>Impaired assets and impairment losses, page 181</u>

1. Refer to your response to prior comment 9, and your statement that the amount reported in Note 22 represents the carrying amount of real estate assets received from distressed customers in lieu of payment (including from customers whose loans are not impaired.) Please revise future filings to disclose the facts and circumstances considered when concluding that these loans are not impaired. To the extent that they are not impaired due to an excess of the collateral value over the balance of the loan, revise future filings,

either here or in Operating and Financial Review and Prospects, as appropriate, to
disclose the following:

- The weighted average loan to value upon receipt of these properties, if known;
- The amount of gain or loss recognized on the sale of these properties during the period; and
- A discussion of the reasons for significant variances between periods.

Consolidated Income Statements, page F-5

2. We acknowledge your response to prior comments 10 and 11 (regarding your Consolidated Statements of Cash Flows on page F-11), and your analysis based upon application of Circular 4/2004 issued by the Bank of Spain. However, for purposes of complying with Item 17(c) of Form 20-F, your financial statements must unreservedly and explicitly comply with IFRS as issued by the IASB or you must file a US GAAP reconciliation. Please provide us with your analysis under IFRS as issued by the IASB in response to our prior comment, or provide us with proposed disclosures to be included in future filings that address our prior comments.

2. Principles of consolidation…, page F-16

2.2.1 Financial Instruments, page F-17

Impairment losses determined collectively, page F-22

3. Please refer to your response to prior comment 12 and revise future filings, either here or in Operating and Financial Review and Prospects, as appropriate, to address the following:

- Disclose the source of your benchmark for loss identification periods (LIPs) identified in your European peers.
- Given the wide range in LIPs for corporate and retail loans, present a weighted average for each loan type. At a minimum, disclose a weighted average for the most significant product types within each portfolio.
- Disclose whether there are any differences in how you assess the LIPs for your loan portfolios in the US and in Mexico.
- Finally, discuss the procedures you perform in order to assess the accuracy of your estimate of LIPs and discuss how often you perform these procedures.

20. Intangible assets, page F-120

20.1 Goodwill, page F-120

4.   Refer to your response to prior comment 13. You state that you "use the economic capital assigned to your CGUs as a proxy for their carrying value although you compare it to the consolidated net book value of the assets and liabilities, including goodwill, if any, allocated to each CGU for purposes of determining whether goodwill is impaired." Please address the following:

- Clarify the portion of your response where you indicate that you use economic capital as a proxy for the carrying value, but you compare it to the consolidated net book value of the assets and liabilities, including goodwill, allocated to each CGU for purposes of determining whether goodwill is impaired.   Specifically, tell us why you would compare the carrying value based on economic capital to the consolidated net book value of the assets and liabilities of the CGU to determine whether goodwill is impaired, instead of comparing it to the recoverable amount, as required by paragraph 90 of IAS 36.
- Clarify the sentence in your response where you state that you use the consolidated net book value of the assets and liabilities, including goodwill, allocated to each CGU for purposes of determining the amount to be recorded as impairment of goodwill in the income statement. Specifically, clarify whether you have separate assets and liabilities for each CGU, and if so, clarify why you would use economic capital as a proxy for the carrying value of the CGU. Consider providing an example to illustrate your methodology for measuring impairment.
- Confirm that the economic capital allocated to Corporate represents the entire amount of economic capital that is not allocated to the CGUs. Additionally, clarify whether the sum of the economic capital amounts assigned to each CGU, plus the amount allocated to Corporate, reconciles to total shareholders' equity. If not, tell us why not and quantify any difference.
- Given that you use economic capital as a proxy for the carrying value of your CGUs, tell us how you ensure that the recoverable amounts of the individual CGUs are only considering the assets and liabilities that are part of the carrying value of the individual CGUs (via the economic capital proxy calculation).

Appendix X, page A-31

a) Policies and strategies established by the Group…, page A-31

Risk monitoring policies, page A-31

5.   Refer to your response to prior comment 17. We note your response and your disclosures in Appendix VII beginning on page 210 of your Form 6-K furnished on February 19, 2013. Please revise future filings, either here or in Operating and Financial Review and Prospects, as appropriate, to address the following:

- Provide proposed disclosure to address the second and third bullet points of our prior comment 17.
- If portfolios outside of Spain are excluded from this disclosure, provide this information for those portfolios as well.
- Discuss why your unsecured renegotiated loans appear to have a lower coverage ratio than your other types of renegotiated loans.
- You state on page 211 that normal-risk renegotiated and restructured loans are classified as "special monitoring" until conditions established by Bank of Spain Circular 6/2012 are met. Disclose what these conditions are and if a significant amount of loans are reclassified out of the special monitoring category, quantify the amount reclassified for each period presented.
- You disclose that 22% of the Other Companies portfolio of restructured and renegotiated loans are considered impaired due to subsequent default. Similarly, the renegotiated mortgage portfolio had a default rate of 22%. Disclose what the default rate is for your other restructured and renegotiated portfolios.
- Discuss why such a significant portion of your renegotiations and refinances appear unsuccessful, whether you have made changes to your modification programs as a result, and if so, how.
- Discuss whether you provide any subsequent modifications for renegotiated or refinanced loans, or whether loans are only allowed to be renegotiated or refinanced once. If you provide multiple modifications, revise to disclose the following:

  a. Discuss whether the level of multiple modifications for loans is increasing or decreasing to give a better sense of the successfulness of your modification programs.
  b. Discuss how you are timely capturing all losses inherent in your loan portfolio in your allowance for loan losses. For example, discuss how you incorporate re-defaults on these loans in your probability of default assumptions and any qualitative adjustments you may make related to the risk of re-defaults.

b) Quantitative information on activities in the real-estate market in Spain, page A-32

6.   Refer to your response to prior comment 19, and please revise your disclosure on page A-35 in future filings to include the measurement methodology for your gross value and impairment losses similar to the definitions for those measures that you included in your response.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Rebekah Lindsey, Accounting Reviewer, at (202) 551-3303 if you have questions regarding these comments. Please contact me at (202) 551-3872 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief